FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forum Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 45th Street, 40th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah O'Dea — (212) 290-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

733 3rd Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Capital Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VALERIE CUTRUFELLI
Notary Public, State of New York
No. 01CU6059146
Qualified in New York County
Commission Expires May 21, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

CONTENTS



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Forum Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 24, 2021



FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	241,183
Investment banking fees receivable		5,561,152
Right-of-use asset		120,495
Other assets		19,756
Total Assets	$	5,942,586
LIABILIITES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	62,219
Lease liability		120,495
Total Liabilities		182,714
Commitment		
Member's Equity		5,759,872
Total Liabilities and Member's Equity	$	5,942,586

See accompanying notes to statement of financial conditon.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2020

---

1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of investment banking fees for private placement services, and strategic advisory services in connection with private placement of securities.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company follows a single comprehensive model in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The Company provides investment banking services and acts as the placement agent in connection with the private placement of securities to be issued by an investment company to any person or entity ("Investors"). The Company also provides strategic advisory services relating to private placement of securities. Revenue for placement arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For advisory services contracts relating to private placement of securities, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no contract liabilities.

The Company acts as placement agent for various clients. Revenues are earned from success fees arising from the private placement of securities in which the Company acts as placement agent. Revenue is recognized on the trade date (the date on which there is a closing) for the portion of capital raised by the Company.

The Company believes that the trade date is the appropriate point in time to recognize revenue for the private placement of securities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

2. Summary of significant accounting policies (continued)

Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact to the statement of financial condition.

Investment Banking Fees Receivable

The Company's investment banking fees receivable primarily consist of private placement success fees that are carried at amortized cost and have a duration generally due within two years, as the Company has negotiated with certain clients the payment of investment banking fees over a period of approximately two years. The credit risk associated with fee receivables is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fee receivables is not significant until they are 90 days past due based on the contractual arrangement. Management monitors the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts and currently there is not a foreseeable expectation of an event or change which could result in the receivables being unpaid.

At December 31, 2020, included in investment banking fees receivable is approximately $1,514,000, which is due over a period greater than one year. The Company reserves the right to charge interest on any fees scheduled to become due over a period greater than one year. During the year ended December 31, 2020, the Company did not charge any interest on long term receivables.

Lease

The Company recognizes lease assets and liabilities on the balance sheet for all leases with terms longer than 12 months.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Parent is a lessee in a noncancelable operating lease for office space. On June 8, 2015, the Parent renewed its original lease term to commence on March 17, 2016 and end on

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2020

2. Summary of significant accounting policies (continued)

April 30, 2021. The monthly rent under this agreement is charged to the Company in accordance with a services agreement. As such, it has been determined by the Company that the services agreement contains an embedded lease. The Company recognized a lease liability and a right-of-use (ROU) asset at the adoption of new GAAP affecting the accounting for leases. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses it incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payment).

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Fair value of financial instruments

Financial instruments including investment banking fees receivable (Level 2) are carried at amounts that approximate fair value due to generally negligible credit risk and short term nature.

4. Regulatory requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $179,000 which was approximately

FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2020

---

4. Regulatory requirement (continued)

$174,000 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to capital is 0.35 to 1.

5. Related party transactions

Pursuant to a services agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. The Parent has charged substantially all of its expenses to the Company, as the Parent does not have any other operations. As of December 31, 2020, included in accounts payable and accrued expenses is $30,206 due to Parent, as a result of amounts due relating to this agreement and the imputed New York City unincorporated business tax expense or benefit.

6. Concentrations

The Company periodically maintains significant cash balances in a single financial institution, which at times may exceed federally insured limits. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2020, approximately 94.7% of revenues earned were from three customers. All of investment banking fees receivable at December 31, 2020 are from five customers.

7. Defined Benefit Retirement Plan

The Parent maintained a defined benefit retirement plan to cover all employees. The Parent terminated and distributed all of the plan assets in 2020.

8. Profit Sharing 401(k) Plan

The Parent maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees are eligible to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Parent made employer contributions for the Company on behalf of its employees to the plan in accordance with the plan document. Such amount is included in the services agreement.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2020

---

9. Commitments

The Parent has obligations as a lessee for office space with initial noncancelable terms in excess of one year which is considered an embedded lease for the Company. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments for the Parent's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

As of December 31, 2020, future minimum lease rental payments are payable as follows:

Undiscounted lease payments		
April 30, 2021	$	120,870
Less: imputed interest	$	(375)
Total lease liability	$	120,495

The discount rate used to calculate the present value of its future lease payments to recognize lease liability was 2.488%.

10. Risk

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, and the impact of COVD-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period of time, the Company's financial condition may be materially adversely affected.

11. Subsequent Events

Subsequent events have been evaluated through February 24, 2021, which is the date the financial statements were available to be issued, and no additional events have been identified which require identification.